Faegre Drinker Biddle & Reath LLP

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By EDGAR and Federal Express

May 27, 2021

Ada Sarmento

Joe McCann

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Context Therapeutics Inc. (the “Company”)
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted April 30, 2021
CIK No. 0001842952

Dear Ms. Sarmento and Mr. McCann:

On behalf of the Company, we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Ada Sarmento and Joe McCann, dated May 19, 2021 (the “Comment Letter”), to Amendment No. 1 of the Draft Registration Statement on Form S-1 submitted confidentially to the Securities and Exchange Commission on April 30, 2021.

The Company is concurrently filing via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”). The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

Prospectus Summary

Overview, page 1

1.

We note your revisions in response to prior comment 2. Please revise the pipeline table on page 2 to remove the two Phase 0 trials. We will not object to a narrative discussion of such trials below the table.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see the revised pipeline graphics on pages 2 and 71, which no longer reference the two Phase 0 trials.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, page 66

2.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Further, please revise your table on page 67 to address the options granted after March 31, 2021. Please discuss with the staff how to submit your response.

Company Response: The Company will provide a “cheap stock letter” once it has an estimated offering price or range, explaining how it determined the fair value of the common stock underlying the Company’s equity issuances and the reasons for any differences between the recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price.

Our Collaboration and License Agreements, page 95

3.

We note your disclosure that Integral will be eligible to receive development, regulatory and sales milestone payments. Please revise to disclose the aggregate future potential milestone payments you may be required to pay Integral. Also, please revise your disclosure so that the royalties on net sales are within a ten percent range. In this regard, we note that your disclosure currently states that the royalties will range from the “high- single-digit” to “the “low-double-digit percent,” which could represent a range greater than ten percent. Please also revise to provide similar disclosure concerning the potential milestone and royalty payments under the Tyligand agreement.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 5, 95, 122, and F-42, which now provide the aggregate future potential milestone payments to Integral under its agreement and provides a specific royalty rate. Please also see pages 94 and F-22, which now provide the aggregate future potential milestone payments to Tyligand under its agreement and provides the specific royalty rates.

Choice of Forum, page 126

4.

We note that your revised risk factor disclosure, as well as your disclosure on page 126, does not indicate whether the forum provision applies to Exchange Act claims. In addition, the risk factor disclosure on page 15 appears to indicate that the provision is limited to state law actions while the disclosure on page 126 indicates that the provision applies to Securities Act claims. Please advise and revise to provide greater certainty regarding the scope of the provision and the risks to shareholders stemming from the provision.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 15 and 126, which indicates that the forum selection provision will apply to Exchange Act claims and to federal claims and outlines the risks to shareholders stemming from this provision.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Ben A. Stacke
Ben A. Stacke

Enclosures

cc:	Martin Lehr, Context Therapeutics Inc.

Alex Levit, Esq., Context Therapeutics Inc.

Walter Mostek, Esq., Faegre Drinker Biddle & Reath LLP

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